SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Ingevity Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45688C107
(CUSIP Number)

Philippe B. Pradel
Inclusive Capital Partners, L.P.
1170 Gorgas Avenue
San Francisco, CA 94129

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45688C107	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Inclusive Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,111,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,111,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,111,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 45688C107	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Jeffrey W. Ubben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,111,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,111,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,111,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45688C107	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $0.01 per share (the "Shares"), of Ingevity Corporation (the "Issuer"). The Issuer's principal executive offices are located at 4920 O'Hear Avenue Suite 400, North Charleston, South Carolina 29405.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c), (f)	This Schedule 13D is being jointly filed by (i) Inclusive Capital Partners, L.P., a Delaware limited partnership ("In-Cap") and (ii) Mr. Jeffrey W. Ubben, a United States citizen ("Mr. Ubben"). In-Cap and Mr. Ubben are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

The securities reported herein are held by certain funds (the "In-Cap Funds") with respect to which In-Cap and Inclusive Capital Partners Spring Fund Manager II, L.L.C., a Delaware limited liability company ("In-Cap Spring Fund II Manager") have been granted investment and voting discretion over investments. In-Cap acts as investment manager to the In-Cap Funds. The managing member of In-Cap Spring Fund II Manager is Inclusive Capital Partners Holdco, L.P., a Delaware limited partnership ("In-Cap Holdco"). In-Cap is the GP of In-Cap Holdco. Inclusive Capital Partners, L.L.C., a Delaware limited liability company ("In-Cap LLC"), is the GP of In-Cap. Mr. Ubben is the controlling member of the management committee of In-Cap LLC.

In-Cap Spring Fund II Manager, In-Cap Holdco and In-Cap LLC are sometimes also referred to herein individually as an "Instruction C Person" and collectively as the "Instruction C Persons". To the best of each of the Reporting Person's knowledge, none of the Instruction C Persons owns any Shares, has transacted in the Shares in the past 60 days, or is party to any contract or agreement that would require disclosure in this Schedule 13D.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons or Instruction C Persons as to beneficial ownership of the securities reported herein.

The address of the business office of each of the Reporting Persons and Instruction C Persons is 1170 Gorgas Avenue, San Francisco, CA 94129.

CUSIP No. 45688C107	SCHEDULE 13D	Page 5 of 9 Pages

(d)-(e)	During the last five (5) years, none of the Reporting Persons or the Instruction C Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used to purchase the Issuer's securities was the working capital of the In-Cap Funds. The aggregate purchase price of the Shares held by the In-Cap Funds was approximately $146,164,862.

Item 4.	PURPOSE OF TRANSACTION

The Shares to which this Schedule 13D relates were initially acquired for the In-Cap Funds based on the belief that the Shares were undervalued and represented an attractive investment opportunity.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations have covered and will cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance and environmental and social matters related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic

CUSIP No. 45688C107	SCHEDULE 13D	Page 6 of 9 Pages

direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other instruments that are based upon or relate to the value of the Shares or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 39,000,700 Shares outstanding as of February 28, 2022, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 11, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected in the past sixty (60) days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons, the Instruction C Persons and the In-Cap Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the In-Cap Funds.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement, dated April 7, 2022

CUSIP No. 45688C107	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 2022

Inclusive Capital Partners, L.P.

	By:	/s/ Philippe B. Pradel
	Name:	Philippe B. Pradel
	Title:	Chief Compliance Officer

/s/ Jeffrey W. Ubben
JEFFREY W. UBBEN

CUSIP No. 45688C107	SCHEDULE 13D	Page 8 of 9 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker and the price per share includes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

02/16/2022	75,000	66.36
02/17/2022	6,150	65.77
02/18/2022	30,000	66.87
02/22/2022	25,000	66.18
02/23/2022	40,000	66.27
02/23/2022	10,000	65.81
02/24/2022	100,000	65.41
02/25/2022	1,640	65.80
03/01/2022	50,000	66.74
03/01/2022	40,050	66.01
03/02/2022	3,800	66.39
03/03/2022	138,440	66.16
03/04/2022	35,000	64.53
03/11/2022	38,400	63.32
03/14/2022	25,000	63.50
03/15/2022	50,000	63.21
03/18/2022	4,280	63.50
03/22/2022	13,840	63.80
03/23/2022	50,000	64.65
03/23/2022	10,000	64.33
03/24/2022	150,000	64.98
03/25/2022	15,616	64.95
03/28/2022	25,000	64.95
03/28/2022	6,700	64.56
03/30/2022	21,190	64.98
03/31/2022	16,000	64.97
04/01/2022	25,000	64.94
04/04/2022	20,000	63.69
04/05/2022	20,000	62.31
04/06/2022	20,000	61.37
04/07/2022	20,000	60.82

CUSIP No. 45688C107	SCHEDULE 13D	Page 9 of 9 Pages

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13(d)-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: April 7, 2022

Inclusive Capital Partners, L.P.

By:	/s/ Philippe B. Pradel
Name:	Philippe B. Pradel
Title:	Chief Compliance Officer

/s/ Jeffrey W. Ubben
JEFFREY W. UBBEN